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AEtna                       Ronald E. Compton
                            Chairman
                            (203) 273-3087


January 19, 1995

Richard L. Huber
143 East 78th Street
Garden Apartment
New York, NY  10024


Dear Dick:

On behalf of Aetna, I am pleased to offer you the position of Vice Chairman for Strategy and Finance. As we discussed, this offer is subject to the approval of Aetna's Board of Directors.
The specifics of the offer are as follows:

1.  Starting Date:

2. Base Salary: Your base salary will be $500,000 per annum payable biweekly. This will be reviewed on the basis of your performance during our annual salary review process in 1996 and each year thereafter as long as you are employed by Aetna. The Company may also, from time to time, review and adjust salaries to reflect appropriate compensation for each position.

3. Annual Incentive Program: You will also be eligible for consideration for an award under the Company's annual incentive program beginning with the 1995 performance year (payable in 1996) as long as the plan is in effect. Payable in 1996 for the 1995 performance year, you will receive a minimum award of $300,000 gross. Each year thereafter, while you are employed at Aetna, you will be eligible for consideration for additional awards under the annual incentive program while the plan remains in effect. As discussed during our interviews, the target bonus level for your position is currently 60% of your base salary. Awards are subject to both your performance and that of Aetna.

4. Long-Term Incentive Program: You will be eligible for consideration of an award under the Company's long-term incentive program for the cycle running from 1995 through 1998. This award will vest, if at all, only upon attainment of performance objectives determined by the Company's Board Committee on Compensation and Organization.

5. Stock Options: We will recommend to the Aetna Board Committee on Compensation and Organization that you be granted an option to purchase 17,500 shares of Aetna's common stock. The option will be based on the price of a share on the date on which approval is secured from the Committee. These options are not exercisable for the first year after the date of grant and will vest in installments thereafter. Thereafter while employed by Aetna, you will be eligible for consideration for grants under the Stock Incentive Plan while the plan remains in effect. In addition, we will recommend a sign-on grant of 50,000 stock options and 75,000 "premium" options (exercise price at 10% above market at time of grant) based on the share price on the effective date of the grant which will be the same as the date you begin employment. These options are not

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exercisable for the first year after the date of grant and
will vest in installments thereafter. You will also receive a sign-on grant of 28,000 ACEShares subject to Committee approval for the performance cycle 1993 to 1996, provided that any interim award will not vest until the end of the performance period. Details of the Company's Long-
Term Incentive Program exercise, ownership and vesting provisions are included with this offer letter.

6. Pension: Your participation in the pension plan will automatically begin after you have completed one year of service with Aetna. Under the terms of the plan currently in effect, you will receive credit for years of service from your date of employment, accumulating one year for each year you remain in the employ of the Company thereafter (but no more than 35 years, the maximum under the plan) as long as the plan remains in effect. Under the plan, your benefit vests after five years of credited service.

7. Incentive Savings Plan: You will be eligible to participate in the Aetna Incentive Savings Plan after you complete one year of service. However, during your first year of service, you will be eligible to defer up to six percent of your base salary under a non-qualified supplemental plan. Under the supplemental plan now in effect, the Company will match 100% of the first 5% of base salary you defer.

8. Medical, Dental and Life Insurance: You will be eligible to participate in our contributory flexible benefit plan.

9. Sick Pay: The Company will provide you with full pay for a maximum of 26 weeks as soon as you begin work regardless of the number of years of credited service.

10. Severance Pay: If your employment is involuntarily terminated under circumstances that would call for severance pay benefits, you will receive payment for not less than 52 weeks of severance pay including amounts payable under the Severance Pay Plan then in effect in consideration for a customary release.

11. Vacation: In 1995, you will receive 20 days of accrued vacation for our use as soon as you join the Company. Thereafter, for the purpose of vacation day accrual only, you will be treated like a 10-year employee. This means you will accrue two days per month to a maximum of 20 days per year. You will also have three discretionary days in 1995 and three per year thereafter.

12. Sign-On Bonus: A one-time payment of $200,000 gross will be made as soon as possible after you begin work at Aetna in recognition of your career move.

13. Relocation: The Company will assist you with relocation expenses associated with your move to Connecticut including Aetna's third-party home purchase program, movement of household goods and temporary living expenses as covered in the Standard New Hire transfer program. Contact Rachel Frenette at 203-273-3570 for more information about this program.

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14. Contingencies:  This offer is dependent upon:  (1)
    successful completion of a drug test prior to the scheduled
                                         _____
    start date of your new job; and (2) receipt of documents which show that you are legally entitled to work in the United States.

Please read the enclosed Benefits Handbook carefully in order to fully understand the terms and conditions of the plans mentioned above.

We are delighted to extend this offer to you and look forward to your acceptance. We hope this employment relationship will be mutually enjoyable and lasting. Of course, you may terminate your employment at any time, as may Aetna.

Please acknowledge your acceptance of this offer by initialing the enclosing copy of this letter, completing the enclosed employment application and returning both to me. I would greatly appreciate your response within seven (7) days after receipt of this letter. If you have any questions or would like to discuss the terms of our offer, please do not hesitate to call me.


Sincerely,



/s/ Ronald E. Compton
_______________________
Ronald E. Compton



/s/ Richard L. Huber
_______________________
Accepted
Richard L. Huber




Enclosures: